

16012608

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-31508

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONEY MANAGEMENT ADVISORY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 WEST STREET ROAD
(No. and Street)

FEASTERVILLE, PA 19053
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVE MOCK - 215-322-7670
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ~~BRIAN MOCK~~ Jeffrey Dillman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONEY MANAGEMENT ADVISORY, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~PRESIDENT~~ CCO
Title

Dorothy Lynn Steiner 2/25/16
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dorothy Lynn Steiner, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires April 22, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MONEY MANAGEMENT ADVISORY, INC.

## REPORT ON AUDIT OF FINANCIAL STATEMENTS

## DECEMBER 31, 2015


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

**EDWARD OPPERMAN, CPA**
*CERTIFIED PUBLIC ACCOUNTANT*
*"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"*

**MONEY MANAGEMENT ADVISORY, INC.**

**TABLE OF CONTENTS**

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors
Money Management Advisory, Inc.
Feasterville, Pennsylvania

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc. (a Pennsylvania corporation), as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Money Management Advisory Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Money Management Advisory, Inc.'s financial statements. The supplemental information is the responsibility of Money Management Advisory, Inc.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016

**MONEY MANAGEMENT ADVISORY, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2015**

| **ASSETS** | |
|---|---|
| **ASSETS** | |
| Cash | $ 1,711 |
| Commissions receivable | 65,248 |
| Other receivable | 11,922 |
| Prepaid expenses | 3,587 |
| Property and Equipment, net of accumulated depreciation | - |
| **TOTAL ASSETS** | 82,468 |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **LIABILITIES** | |
| Commissions payable | 19,054 |
| Accounts payable | 6,730 |
| **TOTAL LIABILITIES** | 25,784 |
| | |
| **STOCKHOLDER'S EQUITY** | |
| Stockholder's equity | 56,684 |
| | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 82,468 |

**MONEY MANAGEMENT ADVISORY, INC.**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---|
| **REVENUE** | | |
| Fee revenues | $ | 695,792 |
| **TOTAL REVENUE** | | 695,792 |
| | | |
| **EXPENSES** | | |
| Commissions | | 282,708 |
| Employees compensation and benefits | | 198,667 |
| Communications and data processing | | 7,362 |
| Occupancy expense | | 60,619 |
| Other expenses | | 60,673 |
| **TOTAL EXPENSES** | | 610,029 |
| | | |
| **NET INCOME** | $ | 85,763 |

**MONEY MANAGEMENT ADVISORY, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balance at beginning of the year** | $ 100 | $ 15,000 | $ 52,821 | $ 67,921 |
| Stockholder's distrubtions | - | - | (97,000) | (97,000) |
| Net Income | - | - | 85,763 | 85,763 |
| **Balance at end of the year** | $ 100 | $ 15,000 | $ 41,584 | $ 56,684 |

**2,000 Shares Authorized, Issued and Outstanding, No Stated par Value**

**MONEY MANAGEMENT ADVISORY, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 85,763 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Commissions receivable | | (8,653) |
| Other receivable | | 1,472 |
| Prepaid expenses | | 2,974 |
| (Decrease) Increase in operating liabilities: | | |
| Commissions payable | | 2,871 |
| Accounts payable and other liabilities | | (15,445) |
| Net Cash Provided by Operating Activities | | 68,982 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Stockholder's capital distributions | | (97,000) |
| Net Cash (Used in) Financing Activities | | (97,000) |
| **NET DECREASE IN CASH** | | (28,018) |
| **CASH AT BEGINNING OF YEAR** | | 29,729 |
| **CASH AT END OF YEAR** | $ | 1,711 |

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Money Management Advisory, Inc., a Pennsylvania corporation (the Firm), operates in the brokerage and investment advisory industry primarily in the Eastern United States. The firm is registered is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC). The Firm also sells life insurance policies and annuities to individuals primarily in the Eastern United States.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did have amounts in excess of insured limits during the year, but not at year end.

e. Commissions Receivable—Commissions Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as the securities transaction occur.

i. Investment Advisory Income—Investment advisory fees are received quarterly; however, are recognized as earned on a pro rata basis over the term of the contract.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j. Property and Equipment—Property and equipment are recorded at costs. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for deprecations are between 3 and 10 years.

k. Long-Lived Assets—As required by the Property, Plant and Equipment Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carry amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell. There were no impairment losses noted as of December 31, 2015.

NOTE 2: INCOME TAX EXPENSE

The Firm, with the consent of its stockholders, has elected to be treated as a sub chapter S Corporation under Section 1371 of the Internal Revenue Code. In lieu of corporation incomes taxes, the stockholder of an S Corporation is taxed on his proportionate share of the Firm's taxable income. Therefore, no provision for federal and state income taxes has been included in the accompanying financial statements.

The Firm has evaluated all tax position, including its status as a pass-through entity, and has concluded that the Firm has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The Firm is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Firm's management believes it is no longer subject to income tax examinations for years prior to 2011.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2015.

NOTE 3: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements

NOTE 4: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2015, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2015, the Firm's net capital was $34,736 which was $29,736 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2015.

NOTE 7: CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 8: PROPERTY AND EQUIPMENT

Property and equipment at December 2015 is as follows:

| | | |
|---|---|---|
| Equipment | $ | 19,365 |
| Furniture and Fixtures | | 22,800 |
| Leasehold Improvements | | 19,446 |
| Total | | 61,611 |
| Less Accumulated Depreciaiton | | 61,611 |
| Net Property and equipment | $ | - |
| | | |
| Depreciation expense | $ | - |

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements

NOTE 10: LEASE COMMITMENTS

The Firm leases certain office equipment under various non-cancelable operating leases with monthly payments totaling $874, which expire through December 2015. Rental expense for the year ended December 31, 2015 was $11,998. Future minimum payments for the non-cancelable operating leases described above for the year ended December 31, 2016 is $6,966.

NOTE 11: RELATED PARTY TRANSACTIONS

The Firm leases its office facility from a relative of the stockholder under a non-cancelable operating lease with monthly payments totaling $3,000, which expires June 30, 2027. Rental expense for the year ended December 31, 2015 was $36,000.

The following is a schedule by year of future minimum payments for the rental lease agreement described above for the years ended December 31:

| Year | Amount |
|---|---|
| 2016 | $ 36,000 |
| 2017 | 36,000 |
| 2018 | 36,000 |
| 2019 | 36,000 |
| Thereafter | 234,000 |
| Total | $ 378,000 |

**MONEY MANAGEMENT ADVISORY, INC.**

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

**AS OF DECEMBER 31, 2015**

**SCHEDULE I**

***COMPUTATION OF NET CAPITAL***

| | |
|---|---|
| Total ownership equity from Statement of Financial Condition | $ 56,684 |
| less nonallowable assets from Statement of Financial Condition | (21,948) |
| Total ownership equity qualified for Net Capital | 34,736 |
| Haircuts on securities | - |
| Net Capital | 34,736 |
| | |
| Aggregate indebtedness | 25,784 |
| Minimum net capital required (6 2/3% of liabilities) | 1,720 |

***COMPUTATION OF BASIC NET CAPITAL REQUIREMENT***

| | |
|---|---|
| Minimum net capital requirement | 5,000 |
| Excess net capital | 29,736 |

***COMPUTATION OF BASIC NET CAPITAL REQUIREMENT***

| | |
|---|---|
| (A) - 10% of Total aggreate indebteness | 2,578 |
| (B) - 120% of Minimum net capital requirement | 6,000 |
| | |
| Net Capital Less the greater of (A) of (B) | $ 28,736 |
| Percentage of Aggregate Indebtedness to Net Capital | 74.23% |

At December 31, 2015, there were no material differences between audited net capital, above and net capital as reported in the Firm's Par II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (2) (i), Special Account for the Exclusive Benefit of Customer Maintained. As a result, schedule II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)**

The Board of Directors
Money Management Advisory, Inc.
Feasterville, Pennsylvania

In planning and performing our audit of the financial statements of Money Management Advisory, Inc. as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Money Management Advisory, Inc.'s Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Money Management Advisory, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Money Management Advisory, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Money Management Advisory, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Money Management Advisory, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Money Management Advisory, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Money Management Advisory, Inc.'S practices and procedures, as described in the second paragraph of this report, were adequate at February 25 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION TO RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Board of Directors
Money Management Advisory, Inc.
Feasterville, Pennsylvania

Money Management Advisory, Inc. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Money Management Advisory, Inc. is exempt from the provisions of that rule.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING

The Board of Directors
Money Management Advisory, Inc.
Feasterville, Pennsylvania

There were no differences existing at December 31, 2015 between the audited computation of net capital and the un-audited Part II A FOCUS Filing at December 31, 2015.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREE-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Money Management Advisory, Inc.
Feasterville, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Money Management Advisory, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Money Management Advisory, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Money Management Advisory, Inc.'s management is responsible for Money Management Advisory, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016


MONEY MANAGEMENT ADVISORY, INC.
BROKER / DEALER
REGISTERED INVESTMENT ADVISOR

102 WEST STREET ROAD • FEASTERVILLE, PA 19053-7817
TELEPHONE: 215.322.7670 • TOLL FREE: 800.886.MOCK • FAX: 215.322.5250
EMAIL: ROLLOVER@MMACENTRAL.COM • WEBSITE: WWW.MMACENTRAL.COM

GLEN BURNIE, MD PHONE: 410.969.0476 • PRINCETON, WV PHONE: 304.425.2840 • NAPLES, FL PHONE: 239.398.0792

**Exemption Statement with regard to rule 15c3-3**

Money Management Advisory, Inc. (CRD 14983, SEC file 8-31508) is a $5000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exceptions, according to rules 15c3-3(k)(2)(i).

**Exemption Report** under rule 15c3-3(k)(2)(i)

Money Management Advisory, Inc. has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2015.

To the best of my knowledge and belief, the above statements are true without exception.

Money Management Advisory, Inc.

Jeffrey Dillman
Vice President
CCO

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

THE BOARD OF DIRECTORS
MONEY MANAGEMENT ADVISORY, INC.
FEASTERVILLE, PA

We have examined MONEY MANAGEMENT ADVISORY, INC.'s statements, included in the accompanying Exemption Report, that (1) MONEY MANAGEMENT ADVISORY, INC.'s internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2015; (2) MONEY MANAGEMENT ADVISORY, INC.'s internal control over compliance was effective as of DECEMBER 31, 2015; 3) MONEY MANAGEMENT ADVISORY, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2015; and (4) the information used to state that MONEY MANAGEMENT ADVISORY, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from MONEY MANAGEMENT ADVISORY, INC.'s books and records. MONEY MANAGEMENT ADVISORY, INC.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing MONEY MANAGEMENT ADVISORY, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of MONEY MANAGEMENT ADVISORY, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on MONEY MANAGEMENT ADVISORY, INC.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether MONEY MANAGEMENT ADVISORY, INC.'s internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2015; MONEY MANAGEMENT ADVISORY, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015 was as derived from MONEY MANAGEMENT ADVISORY, INC.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating MONEY MANAGEMENT ADVISORY, INC.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from MONEY MANAGEMENT ADVISORY, INC.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, MONEY MANAGEMENT ADVISORY, INC.'s statements referred to above are fairly stated, in all material respects.

We agree with MONEY MANAGEMENT ADVISORY, INC.'S (k)(2)(i) Exemption Report.

Sincerely,

***SHEDJAMA, INC.***
***dba EDWARD OPPERMAN, CPA***
***1901 KOSSUTH STREET***
***LAFAYETTE, IN***
***FEBRUARY 23, 2016***